Filed pursuant to Rule 424(b)(3)
File No. 333-202279

Grant Park Fund October 2017 Update
November 20, 2017

Supplement dated November 20, 2017 to Prospectus dated May 15, 2017
Class	Oct ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	6.89%	-1.99%	$7.80M	$1,062.697
B	6.83%	-2.52%	$76.80M	$868.292
Legacy 1	7.10%	-0.08%	$1.19M	$848.636
Legacy 2	7.07%	-0.29%	$0.40M	$829.122
Global 1	7.15%	0.40%	$26.92M	$842.134
Global 2	7.12%	0.19%	$1.28M	$824.724
Global 3	6.97%	-1.27%	$7.18M	$710.223

ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The U.S. dollar strengthened due to increased confidence the Federal Reserve will continue a higher interest rate policy and on the potential for corporate tax reform.  The Australian and New Zealand dollars after a series of upbeat reports about the U.S. economic news that highlighted the diverging outlook for interest rates between those countries and the U.S.  The Canadian dollar weakened after the central bank lowered expectations for additional interest rate hikes this year.

Energy:  Crude oil prices rose due to declining stockpiles.  Natural gas prices fell due to unusually mild weather.  Heating oil prices rose because of slightly lower inventories and expectations of colder weather in the upcoming season.

Equities:  Global equity markets rose, driven by strong economic data globally, extended quantitative easing in the Eurozone and stronger than expected earnings reported by U.S. companies.

Fixed Income:  U.S. fixed income prices declined after positive U.S. economic data.  U.K. fixed income prices were slightly positive after it was reported the ECB may trim its bond purchases to €30bn a month beginning in January, while continuing the quantitative easing program until at least September 2018.

Grains/Foods:  Corn and wheat markets declined on ample supplies.  Sugar prices rose over eight percent after data showed Brazilian mills reduced output.   Lean hog and live cattle prices rose in anticipation of stronger demand.  Coffee markets declined as supplies increased and demand remained sluggish.  Cocoa prices rose due to signs of increasing demand.

Metals:  Gold markets moved lower in reaction to the strength of the U.S. dollar and on uncertainty over who would become the next Federal Reserve chief.  Base metal prices rose after Chinese authorities reaffirmed the country's economy was on track to achieve its official growth target and as manufacturing activity increased across Asia, Europe and the United States.

Additional Information:  For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at grantparkfunds.com.

Sincerely,

David Kavanagh
 President

Daily fund performance and weekly commentaries are available on our website at grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended October 31, 2017

STATEMENT OF INCOME
Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	$1,207,536	-$1,950,828
Change In Unrealized Income (Loss)	7,035,424	5,134,908
Brokerage Commission	-46,961	-665,186
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-104,342	-1,051,657
Change in Accrued Commission	-2,789	-1,295
Net Trading Income (Loss)	8,088,868	1,465,942

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$64,119	$675,347
Interest, Other	6,929	234,821
Income from Securities	555,475	478,019
Dividend Income	0	0
Total Income (Loss)	8,715,391	2,854,129

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	84	314,520
Operating Expenses	26,351	295,163
Organization and Offering Expenses	30,267	339,987
Brokerage Expenses	475,747	5,361,768
Dividend Expenses	0	0
Total Expenses	532,449	6,311,438

Net Income (Loss)	$8,182,942	-$3,457,309

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$118,219,738	$165,364,938
Additions	0	102,425
Net Income (Loss)	8,182,942	-3,457,309
Redemptions	-4,827,235	-40,434,609
Balance at October 31, 2017	$121,575,445	$121,575,445

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR Year to Date ROR
A	$1,062.697	7,340.72374	$7,800,968	6.89%	-1.99%
B	$868.292	88,454.09906	$76,804,006	6.83%	-2.52%
Legacy 1	$848.636	1,402.61437	$1,190,309	7.10%	-0.08%
Legacy 2	$829.122	482.22166	$399,821	7.07%	-0.29%
Global 1	$842.134	31,964.15519	$26,918,118	7.15%	0.40%
Global 2	$824.724	1,551.30192	$1,279,395	7.12%	0.19%
Global 3	$710.223	10,113.48471	$7,182,829	6.97%	-1.27%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership